FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated January 26, 2009, regarding the resolutions passed at the Extraordinary General Shareholders’ Meeting, held on the same date.

IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,
CERTIFY: That, in accordance with the minutes of the meeting of the Extraordinary General Shareholders’ Meeting of this entity, validly held on 26 January 2009, the following resolutions were passed:
““First item
1. Capital increase by means of in-kind contributions.
It is resolved to increase capital by a nominal amount of 88,703,857.50 euros, by means of the issuance of 177,407,715 ordinary shares with a nominal value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form. The shares will be issued at their nominal value of one-half (0.5) euro, plus an issue premium that will be determined, under the provisions of Section 159.1 in fine of the Spanish Business Corporations Law, by the Board of Directors or, by delegation therefrom, by the Executive Committee, no later than the date of implementation of the resolution, applying the procedure indicated below, and for an amount that in any event will be between a minimum of 7.56 euros and a maximum of 8.25 euros per share. Thus, the issue price will be set between a minimum of 8.06 euros and a maximum of 8.75 euros, in accordance with the procedure described below.
The shares issued pursuant to this resolution will be fully paid up by means of in-kind contributions consisting of common shares issued by Sovereign Bancorp, Inc. (or the entity which may succeed to it or replace it as a result of the reincorporation process of Sovereign Bancorp. Inc. in the State of Virginia prior to the execution of the increase, as described in the directors’ report relating to this resolution) (hereinafter, “Sovereign”) representing its common stock. Banco Santander shall receive one common share of Sovereign for each 0.3206 newly-issued Banco Santander share (or, in whole numbers, 5,000 Sovereign shares for every 1,603 newly-issued Banco Santander shares). The delivery of Sovereign shares to Banco Santander and the issuance of the new Banco Santander shares under this capital increase resolution will take place within the framework of the “statutory share exchange” that has been described in the directors’ report regarding this resolution. Pursuant to such directors’ report, the maximum number of common shares of Sovereign to be delivered is 553,361,559 (hereinafter, the “Maximum Number of Shares to be Delivered”), although it is possible that not all of them are finally delivered, as set forth in the aforementioned report.

The holders of Sovereign shares that hold a number of common Sovereign shares that, applying the Exchange Ratio mentioned in the directors’ report regarding this resolution, results in a fractional number of Banco Santander shares (or American Depositary Shares (“ADSs”) representing Banco Santander shares) and that would therefore be entitled to a fraction of a Banco Santander share (or ADS), will not receive such fraction of shares (or of ADSs). Such fractional shares or ADSs will be aggregated and sold on the market after the date of execution of the capital increase, and the net proceeds of such sale will be distributed on a pro-rata basis among the holders of Sovereign shares in proportion to their respective fractions. There can be no assurance as to the amount that the Sovereign shareholders will receive as a result of the sale of such fractional shares.
In addition, the total number of shares of Banco Santander to be issued under the capital increase could be rounded down to the whole number which is closest to the product of the total number of common shares of Sovereign contributed to Banco Santander in this increase multiplied by the exchange ratio, and the share exchange of Sovereign common shares corresponding to the decimals thus rounded down could be accommodated by using one share of Banco Santander which it holds in its treasury.
2. Incomplete subscription.
In the event that, due to the number of shares to be delivered being lower than the Maximum Number of Shares to be Delivered, the 177,407,715 shares cannot be subscribed and paid up in full by means of the delivery of the aforementioned contributions, the capital will be increased to such extent as is appropriate.
For this reason, and pursuant to the provisions of Section 161.1 of the Spanish Business Corporations Law, the possibility of incomplete subscription of the increase is expressly contemplated. It is noted that, in any event, such specific number of shares may not exceed the 177,407,715 shares contemplated in this resolution.
3. Procedure for the determination of the issue price and premium.
Under the provisions of Section 159.1.C) of the Spanish Business Corporations Law, the amount of the issue premium for the new shares will be established by the Board of Directors or, by delegation therefrom, by the Executive Committee, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.
The issue price (nominal value plus issue premium) of each new Banco Santander share shall be equal to the closing price of the Banco Santander share in the Spanish Automated Quotation System (“Sistema de Interconexión Bursátil”) (SIBE) on the trading day immediately prior to the date of approval of this increase by the shareholders at the General Shareholders’ Meeting, provided that such closing price:
(i)
is higher than 8.05 euros (net book value per share of the existing Banco Santander shares in accordance with the Company’s consolidated financial statements as of September 30, 2008, which have been audited by the Company’s external auditor). If it is the same or less, the issue price per share shall be 8.06 euros, and

(ii)
is not higher than 8.75 euros (resulting from applying the exchange rate of US$1.3579:€1.00 to the product of the closing price of Banco Santander ADS on the New York Stock Exchange on October 10, 2008, which was 13.03 dollars, multiplied by 0.912 as Anti-Dilutive Adjustment Factor because of the capital increase of the Bank executed on December 3, 2008). If it is, the issue price per share shall be 8.75 euros.

The issue price (and therefore, the issue premium) of each new share shall be determined by the Board of Directors, which, in turn, may delegate this authority to the Executive Committee, in accordance with the preceding guidelines under the terms of Section 159.1.c) in fine of the Spanish Business Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.
The issue premium for each new share will be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the issue premium for each new share shall be a minimum of 7.56 euros per share and a maximum of 8.25 euros per share.
The resulting minimum issue price is 8.06 euros, which is greater than the net book value per Banco Santander share, as confirmed by a report issued by an auditor other than the Company’s auditor, pursuant to the provisions of Section 159.1 of the Spanish Business Corporations Law. Also resulting from the procedure described above is a maximum issue price of 8.75 euros per share.
4. Exclusion of pre-emptive rights.
In furtherance of the corporate interest, and with the purpose of allowing the new shares to be delivered for the benefit of the Sovereign shareholders through the depositary of the Bank’s ADSs program, the pre-emptive rights of the shareholders and of the holders of convertible bonds of Banco Santander are totally excluded.
5. Rights attaching to the new shares.
The new shares will give their holders, from the date the increase is declared to be subscribed and paid up by the Board of Directors or, by delegation therefrom, by the Executive Committee, the same rights as the Banco Santander shares outstanding on that date. In particular, those acquiring the new shares will have the right to receive the amounts of interim dividends and supplemental dividends that are paid as from the relevant date to the Banco Santander shareholders having status as such as of such date or as of a later date.

6. Information made available to the shareholders.
This resolution has been adopted after making available to the shareholders the proposal and report of the Board of Directors, in compliance with the provisions of the Spanish Business Corporations Law, as well as the mandatory report of an auditor other than the Company’s auditor.

7.	Application of the special tax regime laid down in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law.
As provided in Section 96 of the Restated Text of the Corporate Income Tax Law (Ley del Impuesto sobre Sociedades) approved by Royal Legislative Decree 4/2004, of March 5, (hereinafter, the “RTCITL”) it is resolved to opt for the application of the special tax regime provided for in Chapter VIII of Title VII and in the Second Additional Provision of the RTCITL in connection with the capital increase by means of the in-kind contribution of common shares of Sovereign, since it satisfies all the requisites for it to qualify as a exchange of securities under Section 83.5 of the RTCITL.
8. Delegation to the Board of Directors.
The Board of Directors is authorized, with authority to delegate in turn to the Executive Committee, to decide, within a maximum term of one year, the date on which this increase is to be carried out, and to establish the conditions thereof as to all matters not provided for at this General Shareholders’ Meeting, including the determination of the amount of the issue premium in accordance with the procedure established for such purpose under Section 159.1.c) in fine of the Spanish Business Corporations Law and the amendment of sub-sections 1 and 2 of Article 5 of the Bylaws, such that they reflect the new amount of share capital and the resulting number of shares, taking such actions as may be necessary to achieve the registration of the capital increase with the Commercial Registry, as well as, in connection with the in-kind contribution of the common shares of Sovereign, to opt for the special tax regime contemplated in Chapter VIII of Title VII and in the Second Additional Provision of the Restated Text of the RTCITL.
9. Admission to listing of the new shares.
In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting. The Board of Directors is authorized, with authority to delegate in turn to the Executive Committee, once this capital increase is implemented, to make the corresponding applications, to prepare and file all appropriate documents on the terms it considers appropriate and to take such actions as may be necessary for such purpose.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).
It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting it will be safeguarded, in compliance with the requirements established in the Spanish Business Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of July 28, on the Securities Market and its implementing provisions in force at the relevant time.
Second item
In the context of the acquisition of the retail deposits and branch and distribution networks of the Bradford & Bingley plc. group (the “Acquisition”), it is authorized to award one hundred (100) Bank’s shares to each of the employees of the Abbey National plc. subgroup incorporated from the Bradford & Bingley plc. group as of the date of the award, as a special bonus in the context of the Acquisition, with effects once it is completed, with no cost for the beneficiaries. The awarded shares shall be Bank’s issued shares, whether acquired on the market or from treasury stock. Delivery may be effected directly by the Bank, by Abbey National plc. or by any subsidiary of the group.
The Board is authorized, in the broadest terms admitted in law and with express power of delegation to the Executive Committee, to take whatever actions it deems necessary or merely convenient to implement the award of shares pursuant to this resolution, including, as an example but not limited to, the following: (i) to determine the scheme or plan under which the shares may be awarded and (ii) to authorize whatever public or private documents that may be necessary to implement the award.
Third item
Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorize the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution THREE.

B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, acting severally, and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting.””
CERTIFY also that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, Notary belonging to the llustre Colegio of Burgos and with residence in the city of Santander, attended the Shareholders’ Meeting. The minutes of the meeting prepared by the Notary Public are the minutes of the Shareholders’ Meeting.
AND to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 26 January 2009.
Reviewed
The Third Vice Chairman

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 26, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President